Exhibit 6.10

[QUANTEX, LLC LETTERHEAD]

November 20, 2019

Prometheum Ember ATS, Inc.
120 Wall Street
New York, New York 10005

Gentlemen:

This letter shall memorialize Quantex Clearing, LLC’s (“Quantex”) commitment and agreement that subject to regulatory approvals Quantex will provide Prometheum Inc.’s (“Prometheum”) broker-dealer affiliate Prometheum Ember ATS, Inc. (“PEATS”) with clearance, settlement and custody and control of crypto-securities traded/held in customer accounts introduced to Quantex by PEATS.

It is understood that the blockchain applications for use in connection with PEATS’ crypto-securities transactions will use the Prometheum Blockchain for the purposes allowed by the Securities and Exchange Commission, FINRA or other relevant regulatory authority for maintaining compliance with broker-dealer books and records, 15c3-3 custody and control purposes and for such other and further broker-dealer applications approved under applicable law and regulation. While the US regulatory agencies are finalizing their full acceptance of blockchain uses, in accordance with clearing practicality, Quantex will maintain conventional electronic records provided by PEATS of all transactions for clients introduced by PEATS to Quantex and their accounts.

Ultimately, it is our mutual intention to build a crypto-securities clearance, reporting, custody and control infrastructure for all crypto-securities, including but not limited to Ember Tokens being issued by Prometheum which will trade through PEATS.

It is intended that PEATS shall introduce all its customer accounts to Quantex on a fully disclosed basis.

All of the above and such other and further terms that are agreed to by the Parties hereto shall be set out in a Clearing Agreement to be entered into between PEATS and Quantex.

If the above is consistent with our understanding please evidence your acceptance of same by co-signing in the space provided below.

Very truly yours,

/s/ William J. Meyers
William J. Meyers, CEO

Read, Agreed and Accepted this 20 day of November 2019

PROMETHEUM EMBER ATS, INC.

By:	/s/ Zachary Marans
Zachary Marans, CEO